As filed with the Securities and Exchange Commission on September 23, 2016

File No. 812-13764

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

___________________________

AMENDMENT NO. 10 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

Golub Capital BDC, Inc., GC Advisors LLC, Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital Partners VII, L.P., Golub Capital Partners International VII, L.P., Golub Capital Partners VIII, L.P., Golub Capital Partners International VIII, L.P., GOLUB CAPITAL PARTNERS 9, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P., GOLUB CAPITAL PARTNERS 10, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 10, L.P., Golub Capital International Ltd., GC 2009 Mezzanine Partners, L.P., GEMS Fund, L.P., GEMS Fund 4, L.P., golub capital pearls direct lending program, l.p., Golub Capital Coinvestment, L.P., Golub Capital Finance, LLC, GC Finance Operations LLC, Golub Capital Finance Funding LLC, Golub Capital Revolver Funding LLC, Golub Capital Partners Ltd., Golub Capital Management CLO 2007-1 Ltd., GC Investment Management LLC, Golub Capital Partners CLO 10 Ltd., Golub Capital Partners CLO 11 Ltd., Golub Capital Partners CLO 12 Ltd., Golub Capital Partners CLO 14 Ltd., Golub Capital Partners CLO 15 Ltd., Golub Capital Partners CLO 16 Ltd., Golub Capital Partners CLO 17 Ltd., Golub Capital Partners CLO 18(M) Ltd., Golub Capital Partners CLO 19(B) Ltd., PEARLS X, L.P., SG-E2 LLC, Golub GP V, LLC, Golub GP VI, LLC, Golub onshore gp, llc, GOLUB Offshore gp, ltd., Golub Capital Coinvestment LLC, GC SYNEXUS ADVISORS, LLC, Golub Capital LLC, golub capital investment corporation, Golub Capital Partners CLO 21(M), Ltd., Golub Capital Partners WAREHOUSE CLO 22(B), Ltd., Golub Capital Partners CLO 23(B), Ltd., Golub Capital Partners CLO 24(M), Ltd. , Golub Capital Partners CLO 25(M), Ltd., Golub Capital Partners CLO 26(B), Ltd. , Golub Capital Partners CLO 28(M), Ltd., Golub Capital Partners CLO 29(B), Ltd., Golub Capital Partners CLO 30(M), Ltd., Golub Capital Partners CLO 31(M), Ltd., Golub Capital Partners CLO 32(M), Ltd., GCP FINANCE 2 Ltd., Golub Capital Partners HOLDINGS LTD., GCP FINANCE LTD., GEMS SUBSIDIARY 1 LLC, GEMS 4 SUBSIDIARY LLC, GCP FINANCE 4, LTD.

150 South Wacker Drive, Suite 800

Chicago, Illinois 60606

(312) 205-5050

___________________________

All Communications, Notices and Orders to:

David B. Golub

GC Advisors LLC

150 South Wacker Drive, Suite 800

Chicago, Illinois 60606

(312) 205-5050

___________________________

Copies to:

David J. Harris

Michael L. Sherman

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

September 23, 2016

___________________________

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Golub Capital BDC, Inc., GC Advisors LLC, Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital Partners VII, L.P., Golub Capital Partners International VII, L.P., Golub Capital Partners VIII, L.P., Golub Capital Partners International VIII, L.P., GOLUB CAPITAL PARTNERS 9, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P., GOLUB CAPITAL PARTNERS 10, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 10, L.P., Golub Capital International Ltd., GC 2009 Mezzanine Partners, L.P., GEMS Fund, L.P., GEMS Fund 4, L.P., golub capital pearls direct lending program, l.p., Golub Capital Coinvestment, L.P., Golub Capital Finance, LLC, GC Finance Operations LLC, Golub Capital Finance Funding LLC, Golub Capital Revolver Funding LLC, Golub Capital Partners Ltd., Golub Capital Management CLO 2007-1 Ltd., GC Investment Management LLC, Golub Capital Partners CLO 10 Ltd., GOLUB CAPITAL PARTNERS CLO 11 LTD., Golub Capital Partners CLO 12 Ltd., Golub Capital Partners CLO 14 Ltd., Golub Capital Partners CLO 15 Ltd., Golub Capital Partners CLO 16 Ltd., Golub Capital Partners CLO 17 Ltd., Golub Capital Partners CLO 18(M) Ltd., Golub Capital Partners CLO 19(B) Ltd., PEARLS X, L.P., SG-E2 LLC, Golub GP V, LLC, Golub GP VI, LLC, golub onshore gp, llc, Golub offshore gp, ltd., Golub Capital Coinvestment LLC, GC SYNEXUS ADVISORS, LLC, Golub Capital LLC, GOLUB CAPITAL INVESTMENT CORPORATION, Golub Capital Partners CLO 21(M), Ltd., Golub Capital Partners WAREHOUSE CLO 22(B), Ltd., Golub Capital Partners CLO 23(B), Ltd., Golub Capital Partners CLO 24(M), Ltd., Golub Capital Partners CLO 25(M), Ltd., Golub Capital Partners CLO 26(b), Ltd., Golub

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 10 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

Capital Partners CLO 28(M), Ltd., Golub Capital Partners CLO 29(b), Ltd., Golub Capital Partners CLO 30(M), Ltd., Golub Capital Partners CLO 31(M), Ltd., Golub Capital Partners CLO 32(M), Ltd., GCP FINANCE 2 LTD., GOLUB CAPITAL PARTNERS HOLDINGS LTD., GCP FINANCE LTD., GEMS SUBSIDIARY 1 LLC, GEMS 4 SUBSIDIARY LLC, GCP FINANCE 4, LTD.

150 South Wacker Drive, Suite 800

Chicago, Illinois 60606

(312) 205-5050

File No. 812-13764

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4):1

•	Golub Capital BDC, Inc. (“GBDC”);

•	Golub Capital Investment Corporation (“GCIC”);

•	GC Advisors LLC, GBDC’s and GCIC’s investment adviser (“GC Advisors”). The term “Adviser” means (a) GC Advisors, (b) the “Controlled Advisers” set forth in Schedule A hereto, each of which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and is controlled by or under common control with GC Advisors, and (c) any future investment adviser that controls, is controlled by or is under common control with GC Advisors and is registered as an investment adviser under the Advisers Act; and

•	The investment vehicles set forth in Schedule A hereto, each of which is an entity whose investment adviser is an Adviser (the “Existing Affiliated Funds”), and the general partners or managing members of those Existing Affiliated Funds, each also set forth in Schedule A hereto (the “Affiliated Fund GPs”).

[1]	Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.

The Regulated Funds,2 the Advisers, the Existing Affiliated Funds and the Affiliated Fund GPs may be referred to herein as the “Applicants.”

The relief requested in this application (the “Application”) would allow one or more Regulated Funds and Affiliated Funds3 to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which one or more Regulated Funds (or a Wholly-Owned Investment Subsidiary) participated together with one or more Regulated Funds and Affiliated Funds in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which the Regulated Funds (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more Regulated Funds and Affiliated Funds without obtaining and relying on the Order.4

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subsidiaries. A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with another Regulated Fund or any Affiliated Fund because it would be a company controlled by the applicable Regulated Fund for purposes of Sections 17(d) and 57(a)(4) and Rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the applicable Regulated Fund, and that such Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the requested order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between such Regulated Fund and its respective Wholly-Owned Investment Subsidiaries. The Board5 of the Regulated Fund would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the place of the Regulated Fund. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, its Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.

[2]	The term “Regulated Funds” means GBDC, GCIC, and any future closed-end management investment company that has elected to be regulated as a BDC (as defined below) or is registered under the 1940 Act, whose investment adviser is an Adviser and who intends to participate in the Co-Investment Program (as defined below).

[3]	The term “Affiliated Fund” means (i) the Existing Affiliated Funds and (ii) any Future Affiliated Fund. “Future Affiliated Fund” means an entity (i) whose investment adviser is an Adviser and (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

[4]	The term “Wholly-Owned Investment Subsidiary” means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Board of the Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the conditions to this Application; and (d) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The term “SBIC Subsidiary” means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (a “SBIC”).

[5]	The term “Board” means the board of directors (or equivalent) of a Regulated Fund.

All existing entities that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

I.	APPLICANTS

A.	Golub Capital BDC

GBDC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.6 GBDC, which was organized in Delaware on November 9, 2009 as a limited liability company and converted into a Delaware corporation on April 13, 2010, completed its initial public offering on April 14, 2010. GBDC has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), and intends to continue to make such election in the future. GBDC’s principal place of business is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

GBDC seeks to maximize the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments. GBDC intends to achieve its investment objective by (1) accessing the established loan origination channels developed by Golub Capital LLC and its affiliates (collectively “Golub Capital”), a leading lender to middle-market companies, (2) selecting investments within its core middle-market company focus, (3) partnering with experienced sponsors, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital. GBDC expects that its income will be generated primarily from the difference between the interest income generated by its investments and the cost of its capital. GBDC believes that its investment strategy will allow GBDC to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

GBDC’s business and affairs are managed under the direction of its Board. GBDC’s Board consists of six members, four of whom are not “interested persons” of GBDC as defined in Section 2(a)(19) of the 1940 Act (“Non-Interested Directors”).7 GBDC’s Board has delegated daily management and investment authority to GC Advisors pursuant to the Investment Advisory Agreement.8 An affiliate of GC Advisors, Golub Capital LLC, provides the administrative services necessary for GBDC to operate, such as furnishing GBDC with office facilities and equipment and providing clerical, bookkeeping, recordkeeping and other administrative services at such facilities.

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities. The Company filed its election to be a BDC on April 12, 2010.

[7]	Currently, Lawrence E. Golub serves as a Director and Chairman of the Board of each of GBDC and GCIC and David B. Golub serves as a Director and Chief Executive Officer of GBDC and as a Director, President and Chief Executive Officer of GCIC (“Principals”). Messrs. Lawrence E. Golub and David B. Golub and certain trusts for the benefit of their families also have direct or indirect beneficial ownership and financial interests in certain of the Affiliated Funds, GC Advisors and other Applicants. Messrs. Lawrence E. Golub and David B. Golub will not have a direct or indirect financial interest in any Co-Investment Transaction, other than through any direct or indirect interest they may have in the Affiliated Funds, GC Advisors and other Applicants. No Director will be considered a Non-Interested Director with respect to a particular Co-Investment Transaction unless the Director has no direct or indirect financial interest in that Co-Investment Transaction or any interest in any portfolio company, other than through an interest in the securities of a Regulated Fund.

[8]	The term “Investment Advisory Agreement” means, as applicable, (i) the investment advisory agreement by and between GC Advisors and GBDC, (ii) the investment advisory agreement by and between GC Advisors and GCIC, and (iii) any investment advisory agreement to be entered into by an Adviser and a Regulated Fund.

B.	Golub Capital Investment Corporation

GCIC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. GCIC was incorporated in Maryland on September 22, 2014 and commenced operations on December 31, 2014. GCIC intends to make an election to be treated as a RIC under Subchapter M of the Code. GCIC’s principal place of business is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

GCIC seeks to maximize the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments. GCIC intends to achieve its investment objective by (1) accessing the established loan origination channels developed by Golub Capital, (2) selecting investments within its core middle-market company focus, (3) partnering with experienced sponsors, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital. GCIC expects that its income will be generated primarily from the difference between the interest income generated by its investments and the cost of its capital. GCIC believes that its investment strategy will allow GCIC to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

GCIC’s business and affairs are managed under the direction of its Board. GCIC’s Board consists of the same six members as GBDC’s Board, four of whom are Non-Interested Directors. GCIC’s Board has delegated daily management and investment authority to GC Advisors pursuant to the Investment Advisory Agreement. An affiliate of GC Advisors, Golub Capital LLC, provides the administrative services necessary for GCIC to operate, such as furnishing GCIC with office facilities and equipment and providing clerical, bookkeeping, recordkeeping and other administrative services at such facilities.

C.	The Advisers

GC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to each of GBDC and GCIC pursuant to the applicable Investment Advisory Agreement. Subject to the overall supervision of their respective Boards, GC Advisors will manage the day-to-day operations of, and provide investment advisory and management services to, each of GBDC and GCIC. Under the terms of each Investment Advisory Agreement, GC Advisors will: (i) determine the composition of the investment portfolio of the applicable Regulated Fund, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. GC Advisors’ services under each Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities.

Golub Capital LLC is a wholly-owned subsidiary of GC Advisors, and, pursuant to a staffing agreement with GC Advisors (the “Staffing Agreement”), Golub Capital LLC makes experienced investment professionals available to GC Advisors and provides access to the senior investment personnel of Golub Capital LLC and its affiliates. The employees furnished by Golub Capital LLC under the Staffing Agreement render advice in their capacity as persons associated with GC Advisors and subject, in that capacity, to the supervision of GC Advisors (and not Golub Capital LLC).

That the relationship between Golub Capital LLC, GC Advisors and the investment professionals is intended to promote efficiency with respect to human resources, tax and employment matters, and not to allow Golub Capital LLC to operate an advisory business, is clear in the Staffing Agreement, pursuant to which such investment professionals are made available to GC Advisors. In particular, the Staffing Agreement was implemented in order for persons employed by Golub Capital LLC to provide services across a series of entities controlled by, or under common control with, Golub Capital LLC without requiring those persons to be employed by each of the individual entities (or requiring those individual entities to each sponsor separate employee benefit plans, prepare tax reporting forms for employees or have similar administrative capabilities). Under the Staffing Agreement, Golub Capital LLC does nothing more than make certain of its personnel available to provide portfolio management, research, administrative services and other related services to GC Advisors and, through GC Advisors, to clients of GC Advisors; it does not engage in the provision of advice of any type (investment or otherwise). The compensation and routine overhead expenses of Golub Capital LLC personnel are provided and paid for by GC Advisors on a direct cost reimbursement basis. The Staffing Agreement provides that, to the extent an employee of Golub Capital LLC is providing advisory services, such employee is subject to the oversight and control of GC Advisors, including its officers (including the chief compliance officer) and managers, and the services provided to GC Advisors and its clients are exclusively in the employee’s capacity as a supervised person of GC Advisors. To that end, such employees are subject to the Code of Ethics of GC Advisors, as adopted under Rule 204(A)-1 under the Advisers Act, and all of the compliance policies and procedures of GC Advisors.

The Company believes that these arrangements are analogous to the independent contractor arrangements in the no-action letter issued to Corrinne Wood9 in which the Staff advised that “no problem would arise if an independent [contractor] provides investment advice solely within the scope of his employment with [the registrant] (as an Associated Person), and if disclosure of this fact is made in [the registrant]’s Form ADV and to the client.” The relationship between Golub Capital LLC and GC Advisors as well as the terms of the Staffing Agreement were discussed at the organizational meetings of the Boards of both GBDC and GCIC prior to each of the Boards authorizing GBDC and GCIC to enter into the applicable Investment Advisory Agreement.

GC Advisors or a Controlled Adviser currently serves as investment adviser to each of the Existing Affiliated Funds. GBDC and GCIC may seek to co-invest with the Affiliated Funds. As used in this Application, the term “investment adviser” refers to the entity that provides investment advisory services to the Existing Affiliated Funds notwithstanding that the relevant underlying documentation for an Existing Affiliated Fund may use different terminology, including “collateral manager.”

D.	Existing Affiliated Funds and Affiliated Fund GPs

The Existing Affiliated Funds consist of Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital International Ltd., GC 2009 Mezzanine Partners, L.P., GEMS Fund, L.P., GEMS Fund 4, L.P., Golub Capital Partners VII, L.P., Golub Capital Partners International VII, L.P., Golub Capital Partners VIII, L.P., Golub Capital Partners International VIII, L.P., Golub Capital Partners 9, L.P., Golub Capital Partners International 9, L.P., Golub Capital Partners 10, L.P., Golub Capital Partners International 10, L.P., Golub Capital Pearls Direct Lending Program, L.P., Golub Capital Coinvestment, L.P., Golub Capital Finance, LLC, GC Finance Operations LLC, Golub Capital Finance Funding LLC, Golub Capital Revolver Funding LLC, Golub Capital Partners Ltd., Golub Capital Management CLO 2007-1 Ltd., Golub Capital Partners CLO 10 Ltd., Golub Capital Partners CLO 11 Ltd., Golub Capital Partners CLO 12 Ltd., Golub Capital Partners CLO 14 Ltd., Golub Capital Partners CLO 15 Ltd., Golub Capital Partners CLO 16 Ltd., Golub Capital Partners CLO 17 Ltd., Golub Capital Partners CLO 18(M) Ltd., Golub Capital Partners CLO 19(B) Ltd., Pearls X, L.P., SG-E2 LLC, Golub Capital Partners CLO 21(M), Ltd., Golub Capital Partners Warehouse CLO 22(B), Ltd., Golub Capital Partners CLO 23(B), Ltd., Golub Capital Partners CLO 24(M), Ltd., Golub Capital Partners CLO 25(M), Ltd., Golub Capital Partners CLO 26(B), Ltd., Golub Capital Partners CLO 28(M), Ltd., Golub Capital Partners CLO 29(B), Ltd., Golub Capital Partners CLO 30(M), Ltd., Golub Capital Partners CLO 31(M), Ltd., Golub Capital Partners CLO 32(M), Ltd., GCP Finance 2 Ltd., Golub Capital Partners Holdings Ltd., GCP Finance Ltd., GEMS Subsidiary 1 LLC, GEMS 4 Subsidiary LLC, GCP Finance 4, Ltd.. Each Existing Affiliated Fund would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Golub Capital Partners V, L.P. Golub Capital Partners V, L.P. (“Golub Capital V”) is a Delaware limited partnership. Golub GP V, LLC is the general partner of Golub Capital V. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital V’s management, operations and administration. GC Advisors serves as the investment adviser to Golub Capital V.

[9]	Ms. Corinne E. Wood (Herbert-Simon Co.), SEC No-Action Letter, (March 18, 1986).

The investment strategy of Golub Capital V is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners VI, L.P. Golub Capital Partners VI, L.P. (“Golub Capital VI”) is a Delaware limited partnership. Golub GP VI, LLC is the general partner of Golub Capital VI. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital VI’s management, operations and administration. GC Advisors serves as the investment adviser to Golub Capital VI.

The investment strategy of Golub Capital VI is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital International Ltd. Golub Capital International Ltd. (“Golub Capital International”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC Investment Management LLC, a United States Virgin Islands limited liability company (“GC IM”), is the investment adviser of Golub Capital International. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for Golub Capital International’s management, operations and administration.

The investment strategy of Golub Capital International is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC 2009 Mezzanine Partners, L.P. GC 2009 Mezzanine Partners, L.P. (“Mezzanine Fund”) is a Delaware limited partnership. Golub Onshore GP, LLC, a Delaware limited liability company (“Golub Onshore GP”), is the general partner of Mezzanine Fund. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for the Mezzanine Fund’s management, operations and administration. GC Advisors serves as the investment adviser to Mezzanine Fund.

The investment strategy of Mezzanine Fund is to generate strong risk-adjusted net returns by assembling a diversified portfolio of mezzanine investments across a range of industries and financial sponsors.

GEMS Fund, L.P. GEMS Fund, L.P. (“GEMS Fund”) is a Delaware limited partnership. Golub Onshore GP is the general partner of GEMS Fund. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business operations of the general partner. The general partner will have ultimate responsibility for GEMS Fund’s management, operations and administration. GC Advisors serves as the investment adviser to GEMS Fund.

The investment strategy of GEMS Fund is to generate strong risk-adjusted net returns by assembling a portfolio of proprietary secondary investments and other investment opportunities that generally fall outside the structure or mandate of Golub Capital’s traditional direct lending funds.

GEMS Fund 4, L.P. GEMS Fund 4, L.P. (“GEMS Fund 4”) is a Delaware limited partnership. Golub Onshore GP is the general partner of GEMS Fund 4. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business operations of the general partner. The general partner will have ultimate responsibility for GEMS Fund 4’s management, operations and administration. GC Advisors serves as the investment adviser to GEMS Fund 4.

The investment strategy of GEMS Fund 4 is to generate strong risk-adjusted net returns by assembling a portfolio of proprietary secondary investments and other investment opportunities that generally fall outside the structure or mandate of Golub Capital’s traditional direct lending funds.

Golub Capital Partners VII, L.P. Golub Capital Partners VII, L.P. (“Golub Capital VII”) is a Delaware limited partnership. Golub Onshore GP is the general partner of Golub Capital VII. Entities controlled by Messrs.

Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital VII’s management, operations and administration. GC Advisors serves as the investment adviser to Golub Capital VII.

The investment strategy of Golub Capital VII is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International VII, L.P. Golub Capital Partners International VII, L.P. (“Golub Capital International VII”) is an exempted limited partnership in the Cayman Islands. Golub Offshore GP, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands (“Golub Offshore GP”), is the general partner of Golub Capital International VII. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital International VII’s management, operations and administration. GC IM serves as the investment adviser to Golub Capital International VII.

The investment strategy of Golub Capital International VII is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners VIII, L.P. Golub Capital Partners VIII, L.P. (“Golub Capital VIII”) is a Delaware limited partnership. Golub Onshore GP is the general partner of Golub Capital VIII. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital VIII’s management, operations and administration. GC Advisors serves as the investment adviser to Golub Capital VIII.

The investment strategy of Golub Capital VIII is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International VIII, L.P. Golub Capital Partners International VIII, L.P. (“Golub Capital International VIII”) is an exempted limited partnership in the Cayman Islands. Golub Offshore GP, is the general partner of Golub Capital International VIII. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital International VIII’s management, operations and administration. GC IM serves as the investment adviser to Golub Capital International VIII.

Golub Capital Partners 9, L.P. Golub Capital Partners 9, L.P. (“Golub Capital 9”) is a Delaware limited partnership. Golub Onshore GP is the general partner of Golub Capital 9. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital 9’s management, operations and administration. GC Advisors serves as the investment adviser to Golub Capital 9.

The investment strategy of Golub Capital 9 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International 9, L.P. Golub Capital Partners International 9, L.P. (“Golub Capital International 9”) is an exempted limited partnership in the Cayman Islands. Golub Offshore GP is the general partner of Golub Capital International 9. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital International 9’s management, operations and administration. GC IM serves as the investment adviser to Golub Capital International 9.

The investment strategy of Golub Capital International 9 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners 10, L.P. Golub Capital Partners 10, L.P. (“Golub Capital 10”) is a Delaware limited partnership. Golub Onshore GP is the general partner of Golub Capital 10. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital 10’s management, operations and administration. GC Advisors serves as the investment adviser to Golub Capital 10.

The investment strategy of Golub Capital 10 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International 10, L.P. Golub Capital Partners International 10, L.P. (“Golub Capital International 10”) is an exempted limited partnership in the Cayman Islands. Golub Offshore GP is the general partner of Golub Capital International 10. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital International 10’s management, operations and administration. GC IM serves as the investment adviser to Golub Capital International 10.

The investment strategy of Golub Capital International 10 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Pearls Direct Lending Program, L.P. Golub Capital Pearls Direct Lending Program, L.P. (“Golub Capital Pearls Direct”) is a Delaware limited partnership. Golub Onshore GP is the general partner of Golub Capital Pearls Direct. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital Pearls Direct’s management, operations and administration. GC Advisors serves as the investment adviser to Golub Capital Pearls Direct.

The investment strategy of Golub Capital Pearls Direct is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Coinvestment, L.P. Golub Capital Coinvestment, L.P. (“Golub Capital Coinvestment”) is a Delaware limited partnership. Golub Capital Coinvestment LLC, a Delaware limited liability company, is the general partner of Golub Capital Coinvestment. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital Coinvestment’s management, operations and administration. GC Advisors serves as the investment adviser to Golub Capital Coinvestment.

The investment strategy of Golub Capital Coinvestment is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Finance, LLC. Golub Capital Finance, LLC (“Golub Capital Finance”) is a Delaware limited liability company. GC Advisors is the investment adviser of Golub Capital Finance. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. The investment adviser will have ultimate responsibility for Golub Capital Finance’s management, operations and administration.

The investment strategy of Golub Capital Finance is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC Finance Operations LLC. GC Finance Operations LLC (“GC Fin Ops”) is a Delaware limited liability company. Golub Capital Finance is the managing member of GC Fin Ops. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the managing member. The managing member will have ultimate responsibility for GC Fin Ops’ management, operations and administration. GC Advisors serves as the investment adviser to GC Fin Ops.

The investment strategy of GC Fin Ops is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Finance Funding LLC. Golub Capital Finance Funding LLC (“GC Finance Funding”) is a Delaware limited liability company. GC Fin Ops is the sole member of GC Finance Funding, and GC Advisors is the investment adviser of GC Fin Ops. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser to the sole member. The investment adviser to the sole member will have ultimate responsibility for GC Finance Funding’s management, operations and administration.

The investment strategy of GC Finance Funding is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Revolver Funding LLC. Golub Capital Revolver Funding LLC (“Golub Capital Revolver Funding”) is a Delaware limited liability company. GC Fin Ops is the sole member of Golub Capital Revolver Funding and GC Advisors is the investment adviser of GC Fin Ops. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser of the sole member. The investment adviser of the sole member will have ultimate responsibility for Golub Capital Revolver Funding’s management, operations and administration.

The investment strategy of Golub Capital Revolver Funding is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners Ltd. Golub Capital Partners Ltd. (“Golub Capital Partners”) is an exempted company in the Cayman Islands. GC IM is the investment adviser of Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for Golub Capital International’s management, operations and administration.

The investment strategy of Golub Capital Partners is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Management CLO 2007-1 Ltd. Golub Capital Management CLO 2007-1 Ltd. (“Golub Capital Management CLO 2007-1”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of Golub Capital Management CLO 2007-1. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for Golub Capital Management CLP 2007-1’s management, operations and administration.

The investment strategy of Golub Capital Management CLP 2007-1 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 10 Ltd. Golub Capital Partners CLO 10 Ltd. (“GCP CLO 10”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 10. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCF CLO 10’s management, operations and administration.

The investment strategy of GCP CLO 10 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 11 Ltd. Golub Capital Partners CLO 11 Ltd. (“GCP CLO 11”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 11. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 11’s management, operations and administration.

The investment strategy of GCP CLO 11 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 12 Ltd. Golub Capital Partners CLO 12 Ltd. (“GCP CLO 12”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 12. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 12’s management, operations and administration.

The investment strategy of GCP CLO 12 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 14 Ltd. Golub Capital Partners CLO 14 Ltd. (“GCP CLO 14”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 14. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 14’s management, operations and administration.

The investment strategy of GCP CLO 14 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 15 Ltd. Golub Capital Partners CLO 15 Ltd. (“GCP CLO 15”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 15. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 15’s management, operations and administration.

The investment strategy of GCP CLO 15 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 16 Ltd. Golub Capital Partners CLO 16 Ltd. (“GCP CLO 16”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 16. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 16’s management, operations and administration.

The investment strategy of GCP CLO 16 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 17 Ltd. Golub Capital Partners CLO 17 Ltd. (“GCP CLO 17”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 17. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 17’s management, operations and administration.

The investment strategy of GCP CLO 17 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 18(M) Ltd. Golub Capital Partners CLO 18(M) Ltd. (“GCP CLO 18(M)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 18(M). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 18(M)’s management, operations and administration.

The investment strategy of GCP CLO 18(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 19(B) Ltd. Golub Capital Partners CLO 19(B) Ltd. (“GCP CLO 19(B)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 19(B). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 19(B)’s management, operations and administration.

The investment strategy of GCP CLO 19(B) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Pearls X, L.P. Pearls X, L.P. (“Pearls X”) is a Delaware limited partnership. GC Advisors is the general partner and investment adviser of Pearls X. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Pearls X’s management, operations and administration.

The investment strategy of Pearls X is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

SG-E2 LLC. SG-E2 LLC is a Delaware limited liability company. GC Advisors is the statutory manager and investment adviser of SG-E2 LLC. GC Advisors will have ultimate responsibility for SG-E2 LLC’s management, operations and administration.

The investment strategy of SG-E2 LLC is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 21(M), Ltd. Golub Capital Partners CLO 21(M), Ltd. (“GCP CLO 21(M)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 21(M). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 21(M)’s management, operations and administration.

The investment strategy of GCP CLO 21(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners Warehouse CLO 22(B), Ltd. Golub Capital Partners Warehouse CLO 22(B), Ltd. (“GCP CLO 22(B)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 22(B). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 22(B)’s management, operations and administration.

The investment strategy of GCP CLO 22(B) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 23(B), Ltd. Golub Capital Partners CLO 23(B), Ltd. (“GCP CLO 23(B)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 23(B). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 23(B)’s management, operations and administration.

The investment strategy of GCP CLO 23(B) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 24(M), Ltd. Golub Capital Partners CLO 24(M), Ltd. (“GCP CLO 24(M)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 24(M). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 24(M)’s management, operations and administration.

The investment strategy of GCP CLO 24(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 25(M), Ltd. Golub Capital Partners CLO 25(M), Ltd. (“GCP CLO 25(M)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 25(M). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 25(M)’s management, operations and administration.

The investment strategy of GCP CLO 25(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 26(B), Ltd. Golub Capital Partners CLO 26(B), Ltd. (“GCP CLO 26(B)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 26(B). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 26(B)’s management, operations and administration.

The investment strategy of GCP CLO 26(B) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 28(M), Ltd. Golub Capital Partners CLO 28(M), Ltd. (“GCP CLO 28(M)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 28(M). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 28(M)’s management, operations and administration.

The investment strategy of GCP CLO 28(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 29(B), Ltd. Golub Capital Partners CLO 29(B), Ltd. (“GCP CLO 29(B)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 29(B). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 29(B)’s management, operations and administration.

The investment strategy of GCP CLO 29(B) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 30(M), Ltd. Golub Capital Partners CLO 30(M), Ltd. (“GCP CLO 30(M)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 30(M). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 30(M)’s management, operations and administration.

The investment strategy of GCP CLO 30(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 31(M), Ltd. Golub Capital Partners CLO 31(M), Ltd. (“GCP CLO 31(M)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 31(M). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 31(M)’s management, operations and administration.

The investment strategy of GCP CLO 31(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 32(M), Ltd. Golub Capital Partners CLO 32(M), Ltd. (“GCP CLO 32(M)”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP CLO 32(M). Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP CLO 32(M)’s management, operations and administration.

The investment strategy of GCP CLO 32(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GCP Finance 2 Ltd. GCP Finance 2 Ltd. (“GCP Finance 2”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP Finance 2. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP Finance 2’s management, operations and administration.

The investment strategy of GCP Finance 2 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners Holdings Ltd. Golub Capital Partners Holdings Ltd. (“GCP Holdings”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP Holdings. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP Holdings’ management, operations and administration.

The investment strategy of GCP Holdings is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GCP Finance Ltd. GCP Finance Ltd. (“GCP Finance”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP Finance. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP Finance’s management, operations and administration.

The investment strategy of GCP Finance is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GEMS Subsidiary 1 LLC. GEMS Subsidiary 1 LLC (“GEMS Subsidiary 1”) is a Delaware limited liability company. GEMS Fund is the sole member of GEMS Subsidiary 1, and GC Advisors is the investment adviser of GEMS Fund. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business operations of the investment adviser to the sole member. The investment adviser to the sole member will have ultimate responsibility for GEMS Subsidiary 1’s management, operations and administration.

The investment strategy of GEMS Subsidiary 1 is to generate strong risk-adjusted net returns by assembling a portfolio of proprietary secondary investments and other investment opportunities that generally fall outside the structure or mandate of Golub Capital’s traditional direct lending funds.

GEMS 4 Subsidiary LLC. GEMS 4 Subsidiary LLC (“GEMS 4 Subsidiary”) is a Delaware limited liability company. GEMS Fund 4 is the sole member of GEMS 4 Subsidiary, and GC Advisors is the investment adviser of GEMS Fund 4. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business operations of the investment adviser to the sole member. The investment adviser to the sole member will have ultimate responsibility for GEMS 4 Subsidiary’s management, operations and administration.

The investment strategy of GEMS 4 Subsidiary is to generate strong risk-adjusted net returns by assembling a portfolio of proprietary secondary investments and other investment opportunities that generally fall outside the structure or mandate of Golub Capital’s traditional direct lending funds.

GCP Finance 4 Ltd. GCP Finance 4, Ltd. (“GCP Finance 4”) is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the investment adviser of GCP Finance 4. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC IM will have ultimate responsibility for GCP Finance 4’s management, operations and administration.

The investment strategy of GCP Finance 4 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

The Regulated Funds and the Affiliated Funds may be under common control. Any of the Affiliated Funds, Affiliated Fund GPs or Controlling Advisers would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of GC Advisors within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Regulated Funds.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	Co-Investment in Portfolio Companies by the Regulated Funds and the Affiliated Funds

1.	Mechanics of the Co-Investment Program

In selecting investments for each Regulated Fund, GC Advisors will separately consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular Regulated Fund. In addition, the Board of each Regulated Fund, with the approval of a Required Majority, shall from time to time establish certain criteria (the “Board-Established Criteria”) to describe the characteristics of Potential Co-Investment Transactions regarding which GC Advisors should be notified under Condition 1. The Board-Established Criteria will be consistent with the investment objectives and strategies (the “Objectives and Strategies”) of such Regulated Fund, as described in its registration statements or other filings made with the Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, and its reports to stockholders. If no Board-Established Criteria are in effect, then GC Advisors will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before deductions for interests, deprecation or amortization of the portfolio company, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. GC Advisors may from time to time recommend criteria for the consideration of Board of a Regulated Fund, but Board-Established Criteria will only become effective with the approval of a Required Majority. A Required Majority of the Non-Interested Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board of a Regulated Fund would not modify these criteria more often than quarterly. When selecting investments for the Affiliated Funds, GC Advisors or a Controlled Adviser will select investments separately for each Affiliated Fund, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular Affiliated Fund. The Objectives and Strategies of each Regulated Fund and the investment objectives and strategies of the Affiliated Funds are substantially similar, and GC Advisors anticipates that a portfolio company that is an appropriate investment for one or more Regulated Funds will normally also be an appropriate investment for one or more Affiliated Funds.

Therefore, to the extent a Potential Co-Investment Transaction falls within any Board-Established Criteria of a Regulated Fund and the investment objectives and strategies of one or more Regulated Funds and Affiliated Funds, each Regulated Fund intends to co-invest with the Affiliated Funds, with certain exceptions based on factors such as available capital, investment size or diversification.10 GC Advisors and the Controlled Advisers currently share offices and frequently communicate to assist one another in providing investment management services to the Regulated Funds and Affiliated Funds. GC Advisors and the Controlled Advisers have more than 200 employees, the majority of which work on matters for GC Advisors and one or more Controlled Advisers and information about potential investment opportunities is routinely disseminated among GC Advisors and the Controlled Advisers. The personnel overlap and coordination among GC Advisors and the Controlled Advisers ensures that all relevant investment opportunities will be brought to the attention of each Regulated Fund. GC Advisors will receive all information regarding all investment opportunities that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

Under the Co-Investment Program, pursuant to written policies and procedures adopted by GC Advisors and the Controlled Advisers (the “Allocation Policy”), each Potential Co-Investment Transaction would be allocated between the participating Regulated Funds and Affiliated Funds pro rata based on the relative capital available for investment of the participants. The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliate Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations. With respect to participation in a Potential Co-Investment Transaction by a Regulated Fund, each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority of the applicable Board.11 The information provided to the Eligible Directors about a Potential Co-Investment Transaction will include information about the Available Capital of such Regulated Fund and the other participating Regulated Funds and/or Affiliated Funds to assist the Eligible Directors with their review of the investments by such Regulated Fund for compliance with the Allocation Policy. Additionally GC Advisors will regularly review with each Board the Allocation Policy and how the Allocation Policy has been applied in the context of the investments by each Regulated Fund. No Eligible Director will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any interest such Eligible Director may have in securities of a Regulated Fund. All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the terms and conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Fund’s purchase be the same as those applicable to the purchase by the other participating Regulated Funds and Affiliated Funds.

As noted above, all subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment12) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a participating Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required

[10]	A Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[11]	The term “Required Majority” has the meaning provided in section 57(o) of the 1940 Act. The term “Eligible Directors” means the directors who are eligible to vote under section 57(o) of the 1940 Act.

[12]	“Follow-On Investment” means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

Majority, if, among other things: (i) the proposed participation of each Affiliated Fund and Regulated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the applicable Board has approved such Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of such Regulated Fund. If the Board of a Regulated Fund does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. The Board of a Regulated Fund may at any time rescind, suspend or qualify their respective approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Under condition 14, if an Adviser, the Principals, any person controlling, controlled by, or under common control with an Adviser or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of a Regulated Fund (“Shares”), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors they deem relevant.

2.	Reasons for the Co-Investment Program

The Applicants believe the Co-Investment Program will increase favorable investment opportunities for the Regulated Funds. However, the Co-Investment Program will be implemented only if it is approved by the Required Majority on the basis that it would be advantageous for the Regulated Funds to have the additional capital from the other Regulated Funds and Affiliated Funds available to meet the funding requirements of portfolio companies. A BDC that makes investments of the type contemplated by each of GBDC and GCIC typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or prudential limits on exposure to a single investment. In addition, the Code imposes diversification requirements on companies, such as GBDC and GCIC, which seek certain favorable tax treatment under Subchapter M of the Code.13

In view of the foregoing, in cases where GC Advisors identifies an investment opportunity that requires a capital commitment that exceeds a Regulated Fund’s legal or prudential limits, it must seek the participation of other entities with similar investment styles. The availability of the other Regulated Funds and the Affiliated Funds as investing partners of a Regulated Fund may thus alleviate that necessity in certain circumstances and allow such Regulated Fund to participate in attractive opportunities at levels that are appropriate.

A Regulated Fund could lose some investment opportunities if it could not provide all of the financing needed by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by GC Advisors due to the inability of a Regulated Fund to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction authorization from the Commission). By reducing the number of occasions on which the individual or aggregate investment limits of a Regulated Fund require GC Advisors to arrange a syndication with unaffiliated entities, the Regulated Funds will likely be required to forego fewer suitable investment opportunities. With the assets of the other Regulated Funds and the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Fund.

[13]	See I.R.C. § 851(b)(4).

GC Advisors and the Boards of GBDC and GCIC believe that it will be advantageous for GBDC and GCIC to co-invest with the Affiliated Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to each of GBDC and GCIC.

GC Advisors and the Boards of GBDC and GCIC also believe that co-investment by GBDC, GCIC and the Affiliated Funds will afford GBDC and GCIC, respectively, the ability to achieve greater diversification and, together with the other Regulated Funds and the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which GBDC, GCIC and the participating Affiliated Funds co-invest. GC Advisors and the Boards of GBDC and GCIC believe that the allocation methodology described herein provides for the equitable allocation of co-investments and takes into account the current capacity of GBDC, GCIC and participating Affiliated Funds to make the type of investment presented by the co-investment opportunity. GC Advisors does not have incentive to favor a co-investing Affiliated Fund over GBDC or GCIC because the Affiliated Funds, GCIC and GBDC have similar compensation structures, which include a base management fee and a performance fee component, and although the precise formulation of those fees may vary among co-investing entities, the fees paid by each of GBDC and GCIC to GC Advisors are comparable to the fees paid by the Affiliated Funds. Additionally, GC Advisors typically serves as the primary contact with an issuer in a Potential Co-Investment Transaction, which would limit the ability of a co-investing entity to seek to increase its desired amount in anticipation of a shortage of the opportunity.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g. , Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the Regulated Fund in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need for Relief

Certain transactions effected as part of the Co-Investment Program may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 17(d) or Section 57(b), as modified by Rule 57b-1 thereunder with respect to a Regulated Fund. Because GC Advisors or a Controlled Adviser is the investment adviser to each of the Regulated Funds and the Affiliated Funds, the Regulated Funds and the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) if the Regulated Funds and the Affiliated Funds are deemed to be controlled by or under common control with an Adviser. Thus, each Regulated Fund and Affiliated Fund could be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1, permitting the Regulated Funds and the Affiliated Funds to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.14 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by OHA Investment Corporation and its affiliates, for which an order was granted on April 25, 2016, NexPoint Capital, Inc. and its affiliates, for which an order was granted on April 19, 2016, Crescent Capital BDC, Inc. and its affiliates,

[14]	Bain Capital Specialty Finance, Inc., et al., (File No. 812-14575), Release No. IC 32226 (August 23, 2016) (order); Release No. IC 32197 (July 29, 2016) (notice); Carey Credit Income Fund, et al., (File No. 812-14426), Release No. IC 32164 (June 28, 2016) (order); Release No. IC 32197 (June 7, 2016) (notice); Capitala Finance Corp., et al., (File No. 812-14544), Release No. IC 32136 June 1, 2016) (order); Release No. IC 32102 (May 5, 2016) (notice); Triloma EIG Global Energy Fund, et al., (File No. 812-14429), Release No. IC 32132 May 31, 2016) (order); Release No. IC 32106 (May 5, 2016) (notice); OHA Investment Corporation, et al., (File No. 812-14482), Release No. IC 32094 April 25, 2016) (order); Release No. IC 32061 (March 30, 2016) (notice); NexPoint Capital, Inc., et al., (File No. 812-14430), Release No. IC 32078 (April 19, 2016) (order); Release No. IC 32048 (March 24, 2016) (notice); Crescent Capital BDC, Inc., et al. (File No. 812-14454), Release No. IC-32056 (March 29, 2016) (order); Release No. IC-32018 (March 2, 2016) (notice); Apollo Investment Corporation, et al, (File No. 812-13754), Release No. IC-32057 (March 29, 2016) (order); Release No. IC 32019 (March 2, 2016) (notice); Alcentra Capital Corporation, et al., (File No. 812-14374), Release No. IC 31951 (December 30, 2015) (order); Release No. IC 31927 (December 4, 2015) (notice); THL Credit, Inc., et al., (File No. 812-14374), Release No. IC 31929 (December 8, 2015) (order); Release No. IC 31899 (November 10, 2015) (notice); Full Circle Capital Corporation, et al. (File No. 812-14396), Release No. IC-31837 (September 23, 2015) (order); Release No. IC-31799 (August 28, 2015) (notice); Garrison Capital Inc. (File No. 812-14097), Release No. IC-31409 (January 12, 2015) (order); Release No. IC 31080 (December 17, 2014) (notice); TPG Specialty Lending, Inc. (File No. 812-13980), Release No. IC-31379 (December 16, 2014) (order); Release No. IC-31338 (November 25, 2014) (notice); WhiteHorse Finance, Inc. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order); Release No. IC 31080 (June 12, 2014) (notice); PennantPark Investment Corporation, et al. (File No. 812-14134), Release No. IC-31015 (April 15, 2014) (order); Release No. IC 30985 (Mar. 19, 2014) (notice); HMS Income Fund Inc., et al. (File No. 812-14016), Release No. IC-31016 (April 15, 2014) (order); Release No. IC 30984 (Mar. 18, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC 30968 (Feb. 26, 2014) (order), Release No. IC 30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC 30909 (Feb. 10, 2014) (order), Release No. IC 30855 (Jan. 13, 2014); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC 30807 (Nov. 25, 2013) (order), Release No. IC 30769 (Oct. 28, 2013) (notice) (order pending); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC 30754 (Oct. 23, 2013) (order), Release No. IC 30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC 30548 (June 4, 2013) (order), Release No. IC 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC 30526 (May 21, 2013) (order), Release No. IC 30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (March 26, 2012) (order), Release No. IC-29968 (February 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (October 21, 2009) (order), Release No. IC-28931 (September 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

for which an order was granted on March 29, 2016, and Apollo Investment Corporation and its affiliates, for which an order was granted on March 29, 2016, among others.15

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a Regulated Fund is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Potential Co-Investment Transaction before investment, and other protective conditions set forth in this Application will ensure that each of the Regulated Funds are treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that GC Advisors or the principals of GC Advisors would not be able to favor any Regulated Fund or the Affiliated Funds over other Regulated Funds through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Fund will also be an attractive investment opportunity for one or more Regulated Funds and Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to the Regulated Funds or the Affiliated Funds as opportunities arise.

Applicants submit that the Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.      Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies and any Board-Established Criteria, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.      (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among

[15]	See note 14 above.

them pro rata based on each participant’s Available Capital up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)        the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)       the Potential Co-Investment Transaction is consistent with

(A)         the interests of the equity holders of the Regulated Fund; and

(B)         the Regulated Funds then-current Objectives and Strategies;

(iii)      the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)         the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)         the applicable Adviser agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)         any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons), and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)      the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.      Each Regulated Fund has the right to decline to participate in any Potential Co- Investment Transaction or to invest less than the amount proposed.

4.      The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.      A Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.      A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.     (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)          notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)         formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.     (a)   If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)     formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)   If, with respect to any Follow-On Investment:

(i)     the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)     the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s Available Capital, up to the amount proposed to be invested by each.

(d)     The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.      The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.    Each Regulated Fund will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.    No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any of the Affiliated Funds.

12.    The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.    Any transaction fee16 (including break-up or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be

[16]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amount they invest in such Co-Investment Transaction. None of the Advisers, the Affiliated Funds, the other Regulated Funds nor any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of an Adviser, investment advisory fees paid in accordance with their respective agreements between the Advisers and the Regulated Fund or Affiliated Fund.

14.    If the Holders own in the aggregate more than 25% of the Shares, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable state law affecting the Board’s composition, size or manner of election.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

David B. Golub

GC Advisors LLC

150 South Wacker Drive, Suite 800

Chicago, Illinois 60606

(312) 205-5050

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris

Michael L. Sherman

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

B.	Authorization

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that GBDC, by resolution duly adopted by its Board on March 5, 2010 (attached hereto as Exhibit A), has authorized its officers and that the chief executive officer of GCIC, pursuant to Article V, section 4 of the amended and restated bylaws of GCIC, is authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Regulated Funds, GC Advisors, the Affiliated Funds, Affiliated Fund GPs and Controlled Advisers says that he has duly executed the Application for and on behalf of the Regulated Funds, GC Advisors, the Affiliated Funds, Affiliated Fund GPs or Controlled Advisers; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 23rd day of September, 2016.

GOLUB CAPITAL BDC, INC.

By:	/s/ Ross A. Teune
Name:	Ross A. Teune
Title:	Chief Financial Officer

GC ADVISORS LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS V, L.P.
By: Golub GP V, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS VI, L.P.
By: Golub GP VI, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS VII, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Director

GOLUB CAPITAL PARTNERS VIII, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VIII, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Director

GOLUB CAPITAL PARTNERS 9, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Director

GOLUB CAPITAL PARTNERS 10, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL 10, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Director

GOLUB CAPITAL INTERNATIONAL LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GC 2009 MEZZANINE PARTNERS, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GEMS FUND, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GEMS FUND 4, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

golub capital pearls direct lending program, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL COINVESTMENT, L.P.
By: Golub Capital Coinvestment LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL FINANCE, LLC
By: GC Advisors LLC, its Manager

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GC FINANCE OPERATIONS LLC
By: Golub Capital Finance LLC, its Managing Member

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Authorized Signatory

GOLUB CAPITAL finance FUNDING LLC
By: GC Finance Operations LLC, its Member
By: GC Advisors LLC, its Manager

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL REVOLVER FUNDING LLC
By: GC Finance Operations, LLC, its Sole Member
By: GC Advisors LLC, its Investment Manager

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD.
By: Golub Capital LLC, its Collateral Manager

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GC Investment Management LLC
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 10 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 11 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 12 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 14 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 15 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 16 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 17 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 18(M) LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 19(B) LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

Pearls x, l.p.
By: GC Advisors LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

SG-e2 llc

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB GP V, LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GOLUB GP VI, LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GOLUB onshore gp, LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GOLUB OFFSHORE GP, LTD.

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GOLUB CAPITAL COINVESTMENT LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GC SYNEXUS aDVISORS, LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL INVESTMENT CORPORATION

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President and Chief Executive Officer

GOLUB CAPITAL PARTNERS CLO 21(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS WAREHOUSE CLO 22(B), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 23(B), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 24(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 25(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 26(B), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 28(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 29(B), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 30(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 31(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 32(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GCP FINANCE 2 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS HOLDINGS LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GCP FINANCE LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GEMS SUBSIDIARY 1 LLC
By: GEMS Fund, L.P., its Sole Member
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GEMS 4 SUBSIDIARY LLC
By: GEMS Fund 4, L.P., its Sole Member
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GCP FINANCE 4 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

SCHEDULE A

Controlled Advisers

GC Synexus Advisors, LLC

GC Investment Management LLC

Existing Affiliated Funds

Golub Capital Partners V, L.P.

Golub Capital Partners VI, L.P.

Golub Capital Partners VII, L.P.

Golub Capital Partners VIII, L.P.

Golub Capital Partners 9, L.P.

Golub Capital Partners 10, L.P.

Golub Capital Partners International VII, L.P.

Golub Capital Partners International VIII, L.P.

Golub Capital Partners International 9, L.P.

Golub Capital Partners International 10, L.P.

Golub Capital International Ltd.

GC 2009 Mezzanine Partners, L.P.

GEMS Fund, L.P.

GEMS Fund 4, L.P.

Golub Capital Pearls Direct Lending Program, L.P.

Golub Capital Coinvestment, L.P.

Golub Capital Finance, LLC

GC Finance Operations LLC

Golub Capital Finance Funding LLC

Golub Capital Revolver Funding LLC

Golub Capital Partners Ltd.

Golub Capital Management CLO 2007-1 Ltd.

Golub Capital Partners CLO 10 Ltd.

Golub Capital Partners CLO 11 Ltd.

Golub Capital Partners CLO 12 Ltd.

Golub Capital Partners CLO 14 Ltd.

Golub Capital Partners CLO 15 Ltd.

Golub Capital Partners CLO 16 Ltd.

Golub Capital Partners CLO 17 Ltd.

Golub Capital Partners CLO 18(M) Ltd.

Golub Capital Partners CLO 19(B) Ltd.

Pearls X, L.P.

SG-E2 LLC

Golub Capital Partners CLO 21(M), Ltd.

Golub Capital Partners Warehouse CLO 22(B), Ltd.

Golub Capital Partners CLO 23(B), Ltd.

Golub Capital Partners CLO 24(M), Ltd.

Golub Capital Partners CLO 25(M), Ltd.

Golub Capital Partners CLO 26(B), Ltd.

Golub Capital Partners CLO 28(M), Ltd.

Golub Capital Partners CLO 29(B), Ltd.

Golub Capital Partners CLO 30(M), Ltd.

Golub Capital Partners CLO 31(M), Ltd.

Golub Capital Partners CLO 32(M), Ltd.

GCP Finance 2 Ltd.

Golub Capital Partners Holdings Ltd.

GCP Finance Ltd.

GEMS Subsidiary 1 LLC

GEMS 4 Subsidiary LLC

GCP Finance 4, Ltd.

Affiliated Fund GPs

Golub GP V, LLC

Golub GP VI, LLC

Golub Onshore GP, LLC

Golub Offshore GP, Ltd.

Golub Capital Coinvestment LLC

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated September 23, 2016, for and on behalf of Golub Capital BDC, Inc., GC Advisors LLC, Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital Partners VII, L.P., Golub Capital Partners International VII, L.P., Golub Capital Partners VIII, L.P., Golub Capital Partners International VIII, L.P., Golub Capital Partners 9, L.P., Golub Capital Partners International 9, L.P., Golub Capital Partners 10, L.P., Golub Capital Partners International 10, L.P., Golub Capital International Ltd., GC 2009 Mezzanine Partners, L.P., GEMS Fund, L.P., GEMS Fund 4, L.P., Golub Capital Pearls Direct Lending Program, L.P., Golub Capital Coinvestment, L.P., Golub Capital Finance, LLC, GC Finance Operations LLC, Golub Capital Finance Funding LLC, Golub Capital Revolver Funding LLC, Golub Capital Partners Ltd., Golub Capital Management CLO 2007-1 Ltd., GC Investment Management LLC, Golub Capital Partners CLO 10 Ltd., Golub Capital Partners CLO 11 Ltd., Golub Capital Partners CLO 12 Ltd., Golub Capital Partners CLO 14 Ltd., Golub Capital Partners CLO 15 Ltd., Golub Capital Partners CLO 16 Ltd., Golub Capital Partners CLO 17 Ltd., Golub Capital Partners CLO 18(M) Ltd., Golub Capital Partners CLO 19(B) Ltd., Pearls X, L.P., SG-E2 LLC, Golub GP V, LLC, Golub GP VI, LLC, Golub Onshore GP, LLC, Golub Offshore GP, Ltd., Golub Capital Coinvestment LLC, GC Synexus Advisors, LLC, Golub Capital LLC, Golub Capital Investment Corporation, Golub Capital Partners CLO 21(M), Ltd., Golub Capital Partners Warehouse CLO 22(B), Ltd., Golub Capital Partners CLO 23(B), Ltd., Golub Capital Partners CLO 24(M), Ltd., Golub Capital Partners CLO 25(M), Ltd., Golub Capital Partners CLO 26(B), Ltd., Golub Capital Partners CLO 28(M), Ltd., Golub Capital Partners CLO 29(B), Ltd., Golub Capital Partners CLO 30(M), Ltd., Golub Capital Partners CLO 31(M), Ltd., Golub Capital Partners CLO 32(M), Ltd., GCP Finance 2 Ltd., Golub Capital Partners Holdings Ltd., GCP Finance Ltd., GEMS Subsidiary 1 LLC, GEMS 4 Subsidiary LLC, or GCP Finance 4, Ltd., as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLUB CAPITAL BDC, INC.

By:	/s/ Ross A. Teune
Name:	Ross A. Teune
Title:	Chief Financial Officer

GC ADVISORS LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS V, L.P.
By: Golub GP V, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS VI, L.P.
By: Golub GP VI, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS VII, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Director

GOLUB CAPITAL PARTNERS VIII, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VIII, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Director

GOLUB CAPITAL PARTNERS 9, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Director

GOLUB CAPITAL PARTNERS 10, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL 10, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Director

GOLUB CAPITAL INTERNATIONAL LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GC 2009 MEZZANINE PARTNERS, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GEMS FUND, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GEMS FUND 4, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

golub capital pearls direct lending program, L.P.
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL COINVESTMENT, L.P.
By: Golub Capital Coinvestment LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GOLUB CAPITAL FINANCE, LLC
By: GC Advisors LLC, its Manager

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GC FINANCE OPERATIONS LLC
By: Golub Capital Finance LLC, its Managing Member

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Authorized Signatory

GOLUB CAPITAL finance FUNDING LLC
By: GC Finance Operations LLC, its Member
By: GC Advisors LLC, its Manager

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL REVOLVER FUNDING LLC
By: GC Finance Operations, LLC, its Sole Member
By: GC Advisors LLC, its Investment Manager

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD.
By: Golub Capital LLC, its Collateral Manager

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GC Investment Management LLC
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 10 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 11 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 12 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 14 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 15 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 16 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 17 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 18(M) LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 19(B) LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

Pearls x, l.p.
By: GC Advisors LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

SG-e2 llc

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB GP V, LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GOLUB GP VI, LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GOLUB onshore gp, LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GOLUB OFFSHORE GP, LTD.

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GOLUB CAPITAL COINVESTMENT LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Manager

GC SYNEXUS aDVISORS, LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL LLC

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL INVESTMENT CORPORATION

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President and Chief Executive Officer

GOLUB CAPITAL PARTNERS CLO 21(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS WAREHOUSE CLO 22(B), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 23(B), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 24(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 25(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 26(B), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 28(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 29(B), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 30(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 31(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS CLO 32(M), LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GCP FINANCE 2 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GOLUB CAPITAL PARTNERS HOLDINGS LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GCP FINANCE LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

GEMS SUBSIDIARY 1 LLC
By: GEMS Fund, L.P., its Sole Member
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GEMS 4 SUBSIDIARY LLC
By: GEMS Fund 4, L.P., its Sole Member
By: Golub Onshore GP, LLC, its General Partner

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Managing Member

GCP FINANCE 4 LTD.
By: GC Investment Management LLC, its Manager
By: GC Advisors LLC, its Subadviser

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	President

EXHIBIT A

Resolution of the Board of Directors of

GOLUB CAPITAL BDC LLC

RESOLVED, that the officers of GBDC be, and each of them hereby is, authorized in the name and on behalf of GBDC to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on March 5, 2010)

Page 50 of 50